SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: September 4th, 2007

FOR IMMEDIATE RELEASE

SILICOM EXPANDS PRODUCT PORTFOLIO WITH
NEW LINE OF STANDALONE BYPASS SOLUTIONS

– Agreement With Giant Korean Manufacturer Already in Place –

– 1st Design Win Including a State of the Art 10Gbps Version Secured With
US-Based Appliances Manufacturer –

        KFAR SAVA, Israel, September 4, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced its latest innovation for the Network Appliance market: a new line of Standalone BYPASS cards and modules. Different than Silicom’s existing BYPASS adapters, the new products offer full BYPASS functionality (the ability to reroute traffic automatically around an appliance malfunction) in a ready-for-integration add-on card or module with no extra communication ports. As such, the Standalone new products can be easily integrated into Security or WAN Optimization appliances with sufficient pre-existing communication capabilities or designed into appliance motherboards.

        Some of the products within the new line offer full support of the emerging 10Gbps standard, making them among the highest performance connectivity products in the industry.

        Silicom developed the first product within the new line as part of an agreement with one of Korea’s largest manufacturers. In addition, the Company has secured its first Design Win and an initial order for three types of Fiber Bypass modules, including modules supporting 10Gbps connectivity, from a leading manufacturer of network appliances.

        “The innovative feature set of this new product line take us another step towards our goal of becoming a ‘one-stop shop’ for best-in-breed appliance connectivity solutions,” said Mr. Shaike Orbach, President and CEO of Silicom. “As the industry becomes more experienced with network appliances, demand is growing for more specialized functionality and higher connectivity speeds, and with it, the need for new solutions. Our proven ability to provide targeted, high-performance solutions – first through our Multiport Gigabit Ethernet lines and later with our Multiport Bypass products – has established Silicom as the clear leader of this growing niche. This new line addresses the needs of new market segments, and therefore expands our total revenue potential.”

        Mr. Orbach concluded, “For the future, we intend to continue leveraging our primary assets: our proprietary technology and know-how in the connectivity field, and the penetration that we have achieved into many of the industry’s major players. With an ‘ear to the ground,’ we will continue identifying this dynamic industry’s unmet connectivity challenges, and addressing them with the market’s most innovative solutions.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com